UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                            PENN VIRGINIA CORPORATION
             (Exact Name of Registrant as Specified in its Charter)



        Virginia                                          23-1184320
(State of Incorporation)                       (IRS Employer Identification No.)


 One Radnor Corporate Center, Suite 200,
100 Matsonford Road, Radnor, Pennsylvania                    19087
(Address of Principal Executive Offices)                   (Zip Code)


If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act that became effective        Exchange Act that became effective
pursuant to General Instruction A.(c),    pursuant to General Instruction A.(d),
please check the following box. [X]       please check the following box. [ ]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange on Which
Title of Each Class so Registered:                  Each Class is Registered:
----------------------------------               ------------------------------

 Preferred Stock Purchase Rights                  New York Stock Exchange, Inc.


Securities registered pursuant to Section 12(g) of the Act:  None.

         This Amendment No. 1 amends and restates Item 1 of the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "SEC") by Penn Virginia Corporation, a Virginia corporation (the "Company"), on February 20, 1998 (the "Original Form 8-A"), relating to the Rights (as defined below) distributed to the shareholders of the Company in connection with the Rights Agreement (the "Rights Agreement"), dated as of February 11, 1998, between the Company and American Stock Transfer & Trust Company (the "Rights Agent"). On March 27, 2002, the Company and the Rights Agent entered into Amendment No. 1 to Rights Agreement ("Amendment No. 1"), which is incorporated herein by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 27, 2002.

Item 1.  Description of Registrant's Securities to be Registered.

         The Board of the Company declared a dividend distribution of one preferred stock purchase right (the "Rights") for each outstanding share of Common Stock, par value $6.25 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on February 21, 1998. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $100 per share (the "Preferred Stock") (or in certain circumstances, cash, property, or other securities of the Company), at a Purchase Price of $100, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement, as amended by Amendment No. 1. Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Rights Agreement.

         Initially, the Rights will be evidenced by the certificates representing shares of Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock and become exercisable upon the earlier of (1) ten calendar days following the Stock Acquisition Date, defined as the first date of a public announcement that a Person or group of affiliated or associated Persons has become an Acquiring Person (as defined below) or (2) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person or, if there has been an Adverse Change of Control, by a majority of the Continuing Directors (provided that a majority of the Board of Directors are Continuing Directors)) after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a Person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date").

         With certain exceptions described in the Rights Agreement, a Person or group becomes an Acquiring Person when such Person or group acquires or obtains the right to acquire beneficial ownership of 15% or more of the then outstanding shares of the Common Stock, or 10% or more of such shares if the Company's Board of Directors, in accordance with its good faith business judgment of the best interests of the Company, declares the acquiring Person an Adverse Person under guidelines set forth in the Rights Agreement. The Board of Directors may declare any Person to be an Adverse Person after it determines (i) that such Person, together with all affiliates and associates of such Person, has become the beneficial owner of 10% or more of the Company's Common Stock, and (ii) in accordance with its good faith business judgment of the best


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

interests of the Company, that such Person's ownership in the Company (a) is reasonably likely to cause the Company to repurchase the Common Stock owned by such Person or cause the Company to take action that would provide such Person with short-term gain to the detriment of the long-term interests of the Company, or (b) is causing or reasonably likely to cause a material adverse impact on the business, financial position or prospects of the Company or any other entity in which the Company has a substantial economic interest.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain in accordance with the Rights Agreement a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 11, 2008, unless earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of such an event or any other Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         After the Stock Acquisition Date, in the event that (i) the Company consolidates or merges with any other person, and the Company is not the surviving corporation, (ii) any person engages in a share exchange, consolidation or merger with the Company where the outstanding shares of Common Stock of the Company are exchanged for securities, cash or property of the other person and the Company is the surviving corporation, (iii) the Company is a party to a statutory share exchange with any other person after which the Company is a subsidiary of any other person or (iv) 50% or more of the Company's assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as the "Triggering Events."



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

         The Purchase Price payable, and the number of shares of Common Stock or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price.

         At any time prior to the time at which there is an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right; provided, however, that if such redemption
                                     --------  -------
takes place after an Adverse Change of Control, at least a majority of the members of the Board of Directors must be Continuing Directors and such redemption must be approved by a majority of such Continuing Directors (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         "Continuing Director" means (i) any member of the Board of Directors of the Company who, while such person is a member of the Board, is not an Acquiring Person or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and was a member of the Board prior to the Record Date, or (ii) any Person who subsequently becomes a member of the Board who, while such Person is a member of the Board, is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, if such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors of which there must be at least a majority then in office.

         At any time after a person becomes an Acquiring Person (but before such Acquiring Person owns 50% or more of the Company's outstanding Common Stock), the Board of Directors of the Company (provided that at least a majority of the members of the Board of Directors are Continuing Directors and such exchange is authorized by a majority of such Continuing Directors) may exchange the then outstanding and exercisable Rights (other than those owned by an Acquiring Person), for shares of Common Stock, each Right being exchangeable for one share of Common Stock, subject to adjustment.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights; provided, however,
                                                          --------  -------
that if such amendment takes place after an Adverse Change of Control, at least a majority of the members of the Board of Directors must be Continuing Directors and such amendment must be approved by a majority of such Continuing Directors; and provided, further, that from and after such time as any Person becomes an
    --------  -------
Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of holders of the Rights (other than an Acquiring Person).



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

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights help ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company.

         A copy of the Rights Agreement specifying the terms of the Rights (which Rights Agreement includes as exhibits the form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock) is incorporated herein by reference from Exhibit 1.1 to the Original Form 8-A. A copy of Amendment No. 1 amending certain terms of the Rights Agreement is incorporated herein by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 27, 2002. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.


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

Item 2.  Exhibits.

4.1 Amendment No. 1 to Rights Agreement, dated March 27, 2002, by and between Penn Virginia Corporation and American Stock Transfer & Trust Company (incorporated herein by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 27, 2002).



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

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




Date:  March 28, 2002             PENN VIRGINIA CORPORATION


                                  By: /s/ Nancy M. Snyder
                                     -------------------------------------------
                                        Name:  Nancy M. Snyder
                                        Title: Vice President, General Counsel
                                               and Corporate Secretary




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

                                  EXHIBIT INDEX

Index No.         Description of Exhibit

4.1 Amendment No. 1 to Rights Agreement, dated March 27, 2002, by and between Penn Virginia Corporation and American Stock Transfer & Trust Company (incorporated herein by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 27, 2002).







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